FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Financial Highlights – Nine months ended December 2004]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 25, 2005	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

January 25, 2005

Financial Highlights – Nine months ended December 2004

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the nine months ended December 2004.

For further information, please contact:

Shinji Iwai

Managing Director

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Nine Months Ended December 31, 2004

Date:	January 25, 2005
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the nine months ended December 31				For the year ended March 31
	2004		2003		2004
	(Yen amounts in millions, except per share data)
Total revenue	¥852,948		¥790,829		¥1,099,546
Change from the nine months ended December 31, 2003	7.9%

Net revenue	¥564,657		¥565,005		¥803,103
Change from the nine months ended December 31, 2003	(0.1)%

Income before income taxes	¥137,865		¥189,182		¥282,676
Change from the nine months ended December 31, 2003	(27.1)%

Net income	¥69,189		¥102,417		¥172,329
Change from the nine months ended December 31, 2003	(32.4)%

Basic net income per share	¥35.64		¥52.80		¥88.82
Diluted net income per share	¥35.62		¥52.80		¥88.82
Return on shareholders’ equity (ROE)	5.1	% *	8.1	% *	10.1%

*	ROE for the nine months ended December 31, 2004 and 2003 are calculated as follows:

Net income x (4/3)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At December 31		At March 31
	2004	2003	2004
	(Yen amounts in millions, except per share data)
Total assets	¥34,101,407	¥27,863,899	¥29,752,966
Shareholders’ equity	¥1,852,001	¥1,725,431	¥1,785,688
Shareholders’ equity as a percentage of total assets	5.4%	6.2%	6.0%
Book value per share	¥954.01	¥888.61	¥919.67
(3)	Adoption of simple method in recognition method: None

(4)	Difference in recognition method with latest fiscal year: None

(5)	Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 140

Number of affiliated companies, which were accounted for by the equity method: 15

(6)	Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 14	Exclusion 7
Number of equity method application	Inclusion 3	Exclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

					% Change	Translation into U.S. dollars
	For the nine months ended/ as of						For the year ended/ as of
	December 31, 2003 (A)		December 31, 2004 (B)		(B-A)/(A)	December 31, 2004	March 31, 2004
	(Yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
					%
Total revenue	¥790,829		¥852,948		7.9	$8,307	¥1,099,546

Net revenue	565,005		564,657		(0.1)	5,499	803,103

Non-interest expenses	375,823		426,792		13.6	4,156	520,427

Income before income taxes	189,182		137,865		(27.1)	1,343	282,676

Net income	102,417		69,189		(32.4)	674	172,329

Per share data :
Basic-
Net income	52.80		35.64		(32.5)	0.35	88.82

Diluted-
Net income	52.80		35.62		(32.5)	0.35	88.82

Cash dividends	7.50		10.00		33.3	0.10	15.00

Return on equity (ROE):	8.1	% *	5.1	% *			10.1%

AT PERIOD-END

Total assets	¥27,863,899		¥34,101,407			$332,113	¥29,752,966
Shareholders’ equity	1,725,431		1,852,001			18,037	1,785,688

Per share data :
Shareholders’ equity	888.61		954.01			9.29	919.67

*	ROE for the nine months ended December 31, 2004 and 2003 are calculated as follows:

Net income x (4/3)
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the nine months ended December 31, 2003 and 2004.

	Millions of yen
	For the nine months ended
	December 31, 2003	December 31, 2004
Non-interest revenue	¥494,616	¥492,856
Net interest revenue	70,389	71,801

Net revenue	565,005	564,657
Non-interest expenses	375,823	426,792

Income before income taxes	189,182	137,865
Income tax expense	86,765	68,676

Net income	¥102,417	¥69,189

Return on equity (ROE)	8.1%	5.1%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 564.7 billion for the nine months ended December 31, 2004, a decrease of 0.1% from the same period in the prior year. Non-interest expenses were ¥ 426.8 billion for the nine months ended December 31, 2004, an increase of 14% from the same period in the prior year.

Income before income taxes was ¥ 137.9 billion for the nine months ended December 31, 2004, a decrease of 27% from the same period in the prior year. Net income was ¥ 69.2 billion for the nine months ended December 31, 2004, a decrease of 32% from the same period in the prior year.

Total assets were ¥ 34.1 trillion at December 31, 2004, an increase of ¥ 4.3 trillion from March 31, 2004 and total shareholders’ equity increased by ¥ 66.3 billion from March 31, 2004 to ¥ 1,852.0 billion at December 31, 2004. Nomura’s return on equity was 5.1% for the nine months ended December 31, 2004.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the nine months ended
	December 31, 2003	December 31, 2004
Non-interest revenue	¥224,680	¥222,387
Net interest revenue	1,235	2,364

Net revenue	225,915	224,751
Non-interest expenses	166,390	163,195

Income before income taxes	¥59,525	¥61,556

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. Net revenue decreased by 1% from ¥ 225,915 million for the nine months ended December 31, 2003 to ¥ 224,751 million for the nine months ended December 31, 2004. Non-interest expenses decreased by 2% from ¥ 166,390 million for the nine months ended December 31, 2003 to ¥ 163,195 million for the nine months ended December 31, 2004. As a result, income before income taxes increased by 3% from ¥ 59,525 million for the nine months ended December 31, 2003 to ¥ 61,556 million for the nine months ended December 31, 2004.

Operating Results of Global Wholesale

	Millions of yen
	For the nine months ended
	December 31, 2003	December 31, 2004
Non-interest revenue	¥215,180	¥139,877
Net interest revenue	51,266	86,433

Net revenue	266,446	226,310
Non-interest expenses	169,003	167,001

Income before income taxes	¥97,443	¥59,309

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 15% from ¥ 266,446 million for the nine months ended December 31, 2003 to ¥ 226,310 million for the nine months ended December 31, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses decreased by 1% from ¥ 169,003 million for the nine months ended December 31, 2003 to ¥ 167,001 million for the nine months ended December 31, 2004. As a result, income before income taxes decreased by 39% from ¥ 97,443 million for the nine months ended December 31, 2003 to ¥ 59,309 million for the nine months ended December 31, 2004. In April 2004, the Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 18% from ¥ 211,357 million for the nine months ended December 31, 2003 to ¥ 173,326 million for the nine months ended December 31, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses increased by 4% from ¥ 122,076 million for the nine months ended December 31, 2003 to ¥ 126,485 million for the nine months ended December 31, 2004. As a result, income before income taxes decreased by 48% from ¥ 89,281 million for the nine months ended December 31, 2003 to ¥ 46,841 million for the nine months ended December 31, 2004.

Investment Banking

Net revenue increased by 9% from ¥ 51,489 million for the nine months ended December 31, 2003 to ¥ 56,061 million for the nine months ended December 31, 2004, partly due to a revitalization in equity capital markets. Non-interest expenses decreased by 16% from ¥ 38,992 million for the nine months ended December 31, 2003 to ¥ 32,874 million for the nine months ended December 31, 2004, due primarily to restructuring of business operations. As a result, income before income taxes increased by 86% from ¥ 12,497 million for the nine months ended December 31, 2003 to ¥ 23,187 million for the nine months ended December 31, 2004.

Merchant Banking

Net revenue decreased from ¥ 3,600 million for the nine months ended December 31, 2003 to (¥ 3,077) million for the nine months ended December 31, 2004, primarily due to funding costs for its assets in Europe, although there were exit transactions for this period. Non-interest expenses decreased by 4% from ¥ 7,935 million for the nine months ended December 31, 2003 to ¥ 7,642 million for the nine months ended December 31, 2004. As a result, loss before income taxes was ¥ 4,335 million for the nine months ended December 31, 2003 and ¥ 10,719 million for the nine months ended December 31, 2004.

Operating Results of Asset Management

	Millions of yen
	For the nine months ended
	December 31, 2003	December 31, 2004
Non-interest revenue	¥25,690	¥31,922
Net interest revenue	1,225	1,088

Net revenue	26,915	33,010
Non-interest expenses	26,767	26,607

Income before income taxes	¥148	¥6,403

Net revenue increased by 23% from ¥ 26,915 million for the nine months ended December 31, 2003 to ¥ 33,010 million for the nine months ended December 31, 2004, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Non-interest expenses decreased by 1% from ¥ 26,767 million for the nine months ended December 31, 2003 to ¥ 26,607 million for the nine months ended December 31, 2004. As a result, income before income taxes increased from ¥ 148 million for the nine months ended December 31, 2003 to ¥ 6,403 million for the nine months ended
December 31, 2004.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 6 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes was ¥ 4,193 million for the nine months ended December 31, 2003 and income before income taxes was ¥ 5,752 million for the nine months ended December 31, 2004.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2003 (A)	December 31, 2004 (B)	(B-A)/(A)	December 31, 2004	March 31, 2004
Revenue:
Commissions	¥147,309	¥161,393	9.6%	$1,572	¥210,216
Fees from investment banking	58,766	66,185	12.6	645	86,994
Asset management and portfolio service fees	47,549	57,317	20.5	558	66,193
Net gain on trading	181,329	131,349	(27.6)	1,279	229,042
Gain (Loss) on private equity investments	4,493	(3,764)	—	(37)	13,138
Interest and dividends	296,213	360,092	21.6	3,507	396,870
Gain on investments in equity securities	34,557	6,399	(81.5)	62	55,888
Other	20,613	73,977	258.9	721	41,205

Total revenue	790,829	852,948	7.9	8,307	1,099,546
Interest expense	225,824	288,291	27.7	2,808	296,443

Net revenue	565,005	564,657	(0.1)	5,499	803,103

Non-interest expenses :
Compensation and benefits	195,412	197,590	1.1	1,924	259,336
Commissions and floor brokerage	13,011	16,979	30.5	165	19,169
Information processing and communications	57,565	59,821	3.9	583	80,031
Occupancy and related depreciation	39,754	39,412	(0.9)	384	54,221
Business development expenses	15,906	20,020	25.9	195	23,100
Other	54,175	92,970	71.6	905	84,570

	375,823	426,792	13.6	4,156	520,427

Income before income taxes	189,182	137,865	(27.1)	1,343	282,676

Income tax expense:
Current	80,776	59,231	(26.7)	577	108,434
Deferred	5,989	9,445	57.7	92	1,913

	86,765	68,676	(20.8)	669	110,347

Net income	¥102,417	¥69,189	(32.4)	$674	¥172,329

Per share of common stock:
	Yen		% Change	Translation into U.S. dollars	Yen
Basic-
Net income	¥52.80	¥35.64	(32.5)	$0.35	¥88.82

Diluted-
Net income	¥52.80	¥35.62	(32.5)	$0.35	¥88.82

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2003	March 31, 2004	December 31, 2004	December 31, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥532,405	¥637,372	¥506,685	$4,935
Time deposits	263,565	248,737	387,462	3,772
Deposits with stock exchanges and other segregated cash	52,378	44,528	41,701	406

	848,348	930,637	935,848	9,113

Loans and receivables:
Loans receivable	409,738	543,894	469,268	4,570
Receivables from customers	33,457	10,744	7,959	78
Receivables from other than customers	425,714	464,776	840,220	8,183
Allowance for doubtful accounts	(6,897)	(5,778)	(3,192)	(31)

	862,012	1,013,636	1,314,255	12,800

Collateralized agreements:
Securities purchased under agreements to resell	4,733,656	5,701,646	7,481,121	72,859
Securities borrowed	6,542,655	7,180,106	7,733,775	75,319

	11,276,311	12,881,752	15,214,896	148,178

Trading assets and private equity investments (including securities pledged as collateral of ¥5,820,754 million at December 31, 2003, ¥5,229,300 million at March 31, 2004, and ¥7,137,262 million ($69,510 million) at December 31, 2004, respectively):

Securities inventory	13,086,281	13,066,963	14,507,367	141,287
Derivative contracts	439,578	479,659	574,161	5,592
Private equity investments	281,616	291,774	310,646	3,025

	13,807,475	13,838,396	15,392,174	149,904

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥179,278 million at December 31, 2003, ¥182,449 million at March 31, 2004 and ¥196,422 million ($1,913 million) at December 31, 2004, respectively)	194,931	200,700	282,560	2,752
Lease deposits	62,727	64,764	40,100	391
Non-trading debt securities (including securities pledged as collateteral of ¥nil at December 31, 2003, ¥3,340 million at March 31, 2004, and ¥nil ($nil) at December 31, 2004, respectively)	207,958	206,236	232,779	2,267
Investments in equity securities	151,720	169,459	166,010	1,617
Investments in and advances to affiliated companies	200,946	207,668	240,497	2,342
Deferred tax assets	104,420	105,901	98,060	955
Other assets	147,051	133,817	184,228	1,794

	1,069,753	1,088,545	1,244,234	12,118

Total assets	¥27,863,899	¥29,752,966	¥34,101,407	$332,113

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2003	March 31, 2004	December 31, 2004	December 31, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥459,105	¥437,124	¥378,366	$3,685

Payables and deposits:
Payables to customers	230,045	266,646	218,102	2,124
Payables to other than customers	650,186	861,747	309,811	3,017
Time and other deposits received	279,419	255,703	310,576	3,025

	1,159,650	1,384,096	838,489	8,166

Collateralized financing:
Securities sold under agreements to repurchase	8,531,106	9,622,727	12,347,113	120,248
Securities loaned	5,277,876	5,157,814	5,609,714	54,633
Other secured borrowings	1,676,775	2,587,217	2,701,277	26,308

	15,485,757	17,367,758	20,658,104	201,189

Trading liabilities:
Securities sold but not yet purchased	5,889,993	5,559,598	6,585,349	64,134
Derivative contracts	432,919	417,368	483,077	4,705

	6,322,912	5,976,966	7,068,426	68,839

Other liabilities:
Accrued income taxes	65,578	93,538	14,528	141
Accrued pension and severance costs	87,521	86,439	87,077	848
Other	288,362	235,888	273,026	2,659

	441,461	415,865	374,631	3,648

Long-term borrowings	2,269,583	2,385,469	2,931,390	28,549

Total liabilities	26,138,468	27,967,278	32,249,406	314,076

Commitments and contingencies (See Note 3)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at December 31, 2003, March 31, 2004, and December 31, 2004	182,800	182,800	182,800	1,780

Additional paid-in capital	153,777	154,063	155,434	1,514

Retained earnings	1,494,882	1,550,231	1,600,006	15,582

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(39,078)	(34,221)	(32,077)	(312)
Cumulative translation adjustments	(34,257)	(34,380)	(20,479)	(199)

	(73,335)	(68,601)	(52,556)	(511)

	1,758,124	1,818,493	1,885,684	18,365

Less-Common stock held in treasury, at cost - 24,203,438 shares, 24,263,831 shares, and 24,629,628 shares at December 31, 2003, March 31, 2004 and December 31, 2004, respectively	(32,693)	(32,805)	(33,683)	(328)

Total shareholders’ equity	1,725,431	1,785,688	1,852,001	18,037

Total liabilities and shareholders’ equity	¥27,863,899	¥29,752,966	¥34,101,407	$332,113

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the Year ended March 31, 2004
	December 31, 2003	December 31, 2004	December 31, 2004
Cash flows from operating activities:
Net income	¥102,417	¥69,189	$674	¥172,329
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	25,481	28,226	275	33,706
(Gain) on investments in equity securities	(34,557)	(6,399)	(62)	(55,888)
Deferred income tax expense	5,989	9,445	92	1,913
Changes in operating assets and liabilities :
Time deposits	156,758	(131,180)	(1,278)	174,331
Deposits with stock exchanges and other segregated cash	(15,314)	3,130	30	(7,485)
Trading assets and private equity investments	(4,818,900)	(1,504,352)	(14,651)	(4,808,112)
Trading liabilities	2,522,744	1,026,366	9,996	2,152,243
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,184,224	966,169	9,410	1,297,514
Securities borrowed, net of securities loaned	(819,184)	(78,757)	(767)	(1,576,454)
Other secured borrowings	837,076	114,060	1,111	1,747,519
Loans and receivables, net of allowance	256,938	(268,745)	(2,617)	135,821
Payables and deposits received	361,692	(586,823)	(5,715)	592,779
Accrued income taxes, net	54,725	(109,291)	(1,064)	80,273
Other, net	92,262	53,644	522	(18,864)

Net cash used in operating activities	(87,649)	(415,318)	(4,044)	(78,375)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(24,685)	(37,354)	(364)	(39,303)
Proceeds from sales of office buildings, land, equipment and facilities	1,033	2,459	24	1,341
Payments for purchases of investments in equity securities	(58)	(79)	(1)	(61)
Proceeds from sales of investments in equity securities	20,712	10,031	98	24,309
Decrease (increase) in non-trading debt securities, net	63,772	(26,817)	(261)	61,705
Decrease (increase) in other investments and other assets, net	7,588	(23,547)	(229)	(2,520)

Net cash provided by (used in) investing activities	68,362	(75,307)	(733)	45,471

Cash flows from financing activities:
Increase in long-term borrowings	458,971	627,308	6,109	712,675
Decrease in long-term borrowings	(445,450)	(173,653)	(1,691)	(551,897)
Increase (Decrease) in short-term borrowings, net	98,420	(69,198)	(674)	76,982
Proceeds from sales of common stock	8,011	122	1	8,027
Payments for repurchases of common stock	(3,959)	(413)	(4)	(4,084)
Payments for cash dividends	(43,686)	(33,992)	(331)	(43,686)

Net cash provided by financing activities	72,307	350,174	3,410	198,017

Effect of exchange rate changes on cash and cash equivalents	(11,852)	9,764	95	(18,978)

Net increase (decrease) in cash and cash equivalents	41,168	(130,687)	(1,272)	146,135
Cash and cash equivalents at beginning of the period	491,237	637,372	6,207	491,237

Cash and cash equivalents at end of the period	¥532,405	¥506,685	$4,935	¥637,372

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1. Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2004.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥102.68 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	December 31, 2004	December 31, 2004	March 31, 2004
Commitments to extend credit and to invest in partnerships	¥206,368	$2,010	¥160,089

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	December 31, 2004	December 31, 2004	March 31, 2004
Standby letters of credit and other guarantees	¥6,949	$68	¥29,424

4. Private equity investments:

Nomura operates private equity business through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). As of December 31, 2004, the significant private equity investee by which NPF entered into agreements to acquire new shares to be issued is Millennium Retailing, Inc. (“MR”). NPF has acquired ¥20 billion of new shares issued by MR in July 2004, and will acquire additional ¥30 billion around the end of January 2005, giving NPF a majority stake.

5. Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2003	December 31, 2004	December 31, 2004	March 31, 2004
Net income	¥102,417	¥69,189	$674	¥172,329

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	(11,928)	13,901	135	(12,051)
Minimum pension liability adjustment during the period	2,480	2,144	21	7,337

Total other comprehensive (loss) income, net of tax	(9,448)	16,045	156	(4,714)

Comprehensive income	¥92,969	¥85,234	$830	¥167,615

6. Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2003
Non-interest revenue	¥224,680	¥215,180	¥25,690	¥(13,745)	¥451,805
Net interest revenue	1,235	51,266	1,225	16,662	70,388

Net revenue	225,915	266,446	26,915	2,917	522,193
Non-interest expenses	166,390	169,003	26,767	7,110	369,270

Income (loss) before income taxes	¥59,525	¥97,443	¥148	¥(4,193)	¥152,923

Nine months ended December 31, 2004
Non-interest revenue	¥222,387	¥139,877	¥31,922	¥41,654	¥435,840
Net interest revenue	2,364	86,433	1,088	(18,084)	71,801

Net revenue	224,751	226,310	33,010	23,570	507,641
Non-interest expenses	163,195	167,001	26,607	17,818	374,621

Income (loss) before income taxes	¥61,556	¥59,309	¥6,403	¥5,752	¥133,020

	Change (%)
Income (loss) before income taxes
Nine months ended December 31, 2004 vs. 2003	3.4	(39.1)	4,226.4	—	(13.0)

	Translation into millions of U.S. dollars
Nine months ended December 31, 2004
Non-interest revenue	$2,166	$1,362	$311	$406	$4,245
Net interest revenue	23	842	10	(176)	699

Net revenue	2,189	2,204	321	230	4,944
Non-interest expenses	1,590	1,626	259	174	3,649

Income (loss) before income taxes	$599	$578	$62	$56	$1,295

	Millions of yen
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2003	December 31, 2004	December 31, 2004	March 31, 2004
Loss on undesignated hedging instruments included in Net gain on trading	¥(13,207)	¥(6,819)	$(66)	¥(12,544)
(Loss) gain on investment securities	(449)	7,317	71	1,590
Equity in earnings of affiliates	4,149	5,448	53	8,514
Corporate items	(9,789)	(282)	(3)	(10,666)
Others	15,103	88	1	21,605

Total	¥(4,193)	¥5,752	$56	¥8,499

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2003	December 31, 2004	December 31, 2004	March 31, 2004
Net revenue	¥522,193	¥507,641	$4,944	¥729,523
Unrealized gain on investments in equity securities held for relationship purposes	35,799	204	2	54,729
Effect of consolidation/deconsolidation of certain private equity investee companies (1)	7,013	56,812	553	18,851

Consolidated net revenue	¥565,005	¥564,657	$5,499	¥803,103

Non-interest expenses	¥369,270	¥374,621	$3,649	¥504,018
Unrealized gain on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies (2)	6,553	52,171	507	16,409

Consolidated non-interest expenses	¥375,823	¥426,792	$4,156	¥520,427

Income before income taxes	¥152,923	¥133,020	$1,295	¥225,505
Unrealized gain on investments in equity securities held for relationship purposes	35,799	204	2	54,729
Effect of consolidation/deconsolidation of certain private equity investee companies	460	4,641	46	2,442

Consolidated income before income taxes	¥189,182	¥137,865	$1,343	¥282,676

(1)	These are included in Revenue-Other in the consolidated income statements.
(2)	These are included in Non interest expenses-Other in the consolidated income statements.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2003 (A)	December 31, 2004 (B)	(B-A)/(A)	December 31, 2004	March 31, 2004
Commissions	¥147,309	¥161,393	9.6	$1,572	¥210,216

Brokerage Commissions	104,424	114,013	9.2	1,110	149,667
Commissions for Distribution of Investment Trust	26,291	29,979	14.0	292	37,345

Fees from Investment Banking	58,766	66,185	12.6	645	86,994

Underwriting and Distribution	48,233	50,998	5.7	497	71,091
M&A / Financial Advisory Fees	10,410	15,166	45.7	148	15,772

Asset Management and Portfolio Service Fees	47,549	57,317	20.5	558	66,193

Asset Management Fees	40,086	49,242	22.8	480	56,268

Total	¥253,624	¥284,895	12.3	$2,775	¥363,403

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2003 (A)	December 31, 2004 (B)	(B-A)/(A)	December 31, 2004	March 31, 2004
Merchant Banking	¥1,782	¥3,502	96.5	$34	¥1,548
Equity Trading	59,080	46,138	(21.9)	449	75,232
Fixed Income and Other Trading	120,467	81,709	(32.2)	796	152,262

Total	¥181,329	¥131,349	(27.6)	$1,279	¥229,042

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenue:
Commissions	¥33,752	¥55,967	¥57,590	¥62,907	¥69,533	¥45,585	¥46,275
Fees from investment banking	14,498	19,860	24,408	28,228	15,434	32,339	18,412
Asset management and portfolio service fees	13,735	17,022	16,792	18,644	18,185	19,845	19,287
Net gain on trading	80,432	67,097	33,800	47,713	53,567	23,073	54,709
(Loss) gain on private equity investments	(669)	7,267	(2,105)	8,645	498	(2,097)	(2,165)
Interest and dividends	113,844	104,036	78,333	100,657	99,192	119,848	141,052
Gain (loss) on investments in equity securities	16,168	15,601	2,788	21,331	10,271	(11,624)	7,752
Other	8,030	6,738	5,845	20,592	25,916	20,605	27,456

Total revenue	279,790	293,588	217,451	308,717	292,596	247,574	312,778
Interest expense	79,703	78,901	67,220	70,619	78,668	90,733	118,890

Net revenue	200,087	214,687	150,231	238,098	213,928	156,841	193,888

Non-interest expenses:
Compensation and benefits	65,903	67,686	61,823	63,924	65,943	64,206	67,441
Commissions and floor brokerage	4,904	4,625	3,482	6,158	6,409	6,502	4,068
Information processing and communications	18,890	19,520	19,155	22,466	19,281	20,136	20,404
Occupancy and related depreciation	13,319	13,506	12,929	14,467	13,274	12,986	13,152
Business development expenses	4,983	5,428	5,495	7,194	5,429	7,767	6,824
Other	20,788	15,971	17,416	30,395	31,126	29,037	32,807

	128,787	126,736	120,300	144,604	141,462	140,634	144,696

Income before income taxes	71,300	87,951	29,931	93,494	72,466	16,207	49,192

Income tax expense (benefit):
Current	27,093	38,418	15,265	27,658	26,001	22,291	10,939
Deferred	5,159	1,895	(1,065)	(4,076)	5,633	(9,300)	13,112

	32,252	40,313	14,200	23,582	31,634	12,991	24,051

Net income	¥39,048	¥47,638	¥15,731	¥69,912	¥40,832	¥3,216	¥25,141

	Yen
Per share of common stock:
Basic-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66	¥12.95

Diluted-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03	¥1.66	¥12.94

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

•	Nomura Holdings, Inc. Financial Information (Parent Company Only)
•	Nomura Securities Co., Ltd. Financial Information

*	The amounts presented for December 31, 2004 are rounded whereas the amounts for March 31, 2004 and December 31, 2003 are truncated.

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the nine months ended		For the year ended March 31, 2004
	December 31, 2004	December 31, 2003
Operating revenue	241,463	106,321	135,341
Operating expenses	67,078	69,220	95,895

Operating income	174,385	37,101	39,446

Non-operating income	2,976	1,760	2,644
Non-operating expenses	819	451	2,642

Ordinary income	176,543	38,409	39,448

Special profits	7,605	3,632	5,773
Special losses	1,608	4,060	5,067

Income before income taxes	182,540	37,982	40,155

Income taxes - current	4,389	3,048	1,859
Income taxes - deferred	2,910	3,356	4,920

Net income	175,241	31,577	33,374

Unappropriated retained earnings brought forward	8,849	4,606	4,606

Interim dividend	19,423	14,569	14,569

Unappropriated retained earnings	164,667	21,614	23,412

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2004	December 31, 2003	March 31, 2004
Assets:
Current Assets	1,224,123	743,460	792,874
Fixed Assets	1,834,184	1,532,787	1,676,844

Total Assets	3,058,307	2,276,247	2,469,719

Liabilities and Shareholders’ Equity
Liabilities:
Current Liabilities	928,772	400,111	469,835
Long-term Liabilities	621,644	521,757	632,878

Total Liabilities	1,550,416	921,869	1,102,713

Total Shareholders’ Equity	1,507,891	1,354,377	1,367,005

Total Liabilities and Shareholders’ Equity	3,058,307	2,276,247	2,469,719

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2004 (C)
	December 31, 2004 (A)	December 31, 2003 (B)
Operating revenue	424,889	447,850	(5.1)	598,772

Commissions	217,793	194,609	11.9	279,936
Net gain on trading	151,303	208,907	(27.6)	263,274
Net gain on other inventories	3	9	(63.2)	11
Interest and dividend income	55,789	44,324	25.9	55,550

Interest expenses	48,477	40,167	20.7	51,007

Net operating revenue	376,412	407,682	(7.7)	547,765

Selling, general and administrative expenses	245,630	241,234	1.8	328,203

Operating income	130,781	166,448	(21.4)	219,561

Non-operating income	2,397	1,183	102.6	1,470
Non-operating expenses	871	1,317	(33.9)	1,621

Ordinary income	132,307	166,314	(20.4)	219,410

Special profits	313	85	265.5	—
Special losses	1,359	64	2,007.1	407

Income before income taxes	131,261	166,335	(21.1)	219,003

Income taxes - current	44,959	72,561	(38.0)	103,241
Income taxes - deferred	9,955	(25)	—	(6,301)

Net income	76,347	93,799	(18.6)	122,063

Unappropriated retained earnings brought forward	56,256	29,862		29,862

Unappropriated retained earnings	132,603	123,662		151,925

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2004	December 31, 2003	March 31, 2004
Assets
Current Assets:	14,754,921	14,378,843	15,559,847

Trading Assets	7,573,522	8,340,579	8,777,900
Loans with securities as collateral	6,196,309	5,305,086	5,785,461
Other	985,090	733,177	996,485

Fixed Assets	65,445	61,195	68,323

Total Assets	14,820,366	14,440,039	15,628,170

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	13,528,407	13,246,521	14,389,341

Trading liabilities	3,700,368	4,446,941	4,462,680
Borrowings with securities as collateral	5,658,157	5,516,038	5,322,006
Other	4,169,882	3,283,542	4,604,654

Long-term Liabilities	555,047	466,360	483,066

Statutory Reserves	1,730	916	1,258

Total Liabilities	14,085,185	13,713,798	14,873,666

Total Shareholder’s Equity	735,182	726,241	754,504

Total Liabilities and Shareholder’s Equity	14,820,366	14,440,039	15,628,170

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)
	December 31, 2004 (A)	December 31, 2003 (B)
Brokerage commissions	98,485	90,945	8.3%	129,377

(Stocks)	(91,111)	(83,940)	(8.5)	(118,033)
Underwriting commissions	32,342	28,381	14.0	41,300

(Stocks)	(28,751)	(25,071)	(14.7)	(36,752)
(Bonds)	(3,591)	(3,309)	(8.5)	(4,547)
Distribution commissions	34,632	30,322	14.2	43,668

(Investment trust certificates)	(29,827)	(26,151)	(14.1)	(37,169)
Other commissions	52,334	44,960	16.4	65,589

(Investment trust certificates)	(21,024)	(16,782)	(25.3)	(24,202)

Total	217,793	194,609	11.9	279,936

(2) Breakdown by Product

	(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)
	December 31, 2004 (A)	December 31, 2003 (B)
Stocks	122,753	110,918	10.7%	158,206
Bonds	12,882	14,996	-14.1	21,401
Investment trust certificates	57,599	49,107	17.3	71,636
Others	24,560	19,587	25.4	28,691

Total	217,793	194,609	11.9	279,936

2. Net Gain/Loss on Trading

	(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)
	December 31, 2004 (A)	December 31, 2003 (B)
Stocks	49,634	55,621	-10.8%	80,757
Bonds and forex	101,669	153,285	-33.7	182,517

Total	151,303	208,907	-27.6	263,274

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)

	Nine Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2004 (C)
	December 31, 2004 (A)		December 31, 2003 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	44,289	42,424,346	45,578	37,532,980	-2.8%	13.0%	62,667	52,236,699
(Brokerage)	31,043	27,915,904	31,584	23,692,812	-1.7	17.8	44,469	33,801,841
(Proprietary Trading)	13,246	14,508,441	13,994	13,840,167	-5.3	4.8	18,198	18,434,857
Brokerage / Total	70.1%	65.8%	69.3%	63.1%			71.0%	64.7%
TSE Share	6.2%	6.9%	6.7%	7.1%			6.7%	7.1%
Brokerage Commission per share (yen)	2.91		2.62				2.62

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)
	December 31, 2004 (A)	December 31, 2003 (B)
Underwriting
Stocks (number of shares)	219	351	-37.7%	652
(yen amount)	753,616	533,079	41.4	775,448
Bonds (face value)	7,061,325	5,424,889	30.2	7,388,910
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	368,000	427,800	-14.0	504,200

Subscripition and Distribution*
Stocks (number of shares)	694	515	34.8	1,014
(yen amount)	854,866	604,633	41.4	865,546
Bonds (face value)	1,860,456	1,489,886	24.9	2,185,971
Investment trust certificates (yen amount)	10,409,834	9,935,383	4.8	13,661,810
Commercial paper and others (face value)	365,800	427,800	-14.5	504,200

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

		(Millions of yen except percentages)

				December 31, 2004	December 31, 2003	March 31, 2004
Tier I		(A	)	735,181	726,241	658,834
Tier II	Statutory reserves			1,730	916	1,258
	Allowance for doubtful accounts			16	118	354
	Subordinated debt			319,800	209,300	219,400
	Total	(B	)	321,546	210,334	221,013
Illiquid Asset		(C	)	214,482	69,978	82,343

Net Capital (A) + (B) - (C) =		(D	)	842,245	866,597	797,504
	Market risk			143,909	147,227	136,981
Risk	Counterparty risk			128,531	103,327	114,652
	Basic risk			93,392	93,037	94,702
	Total	(E)		365,832	343,593	346,336
Capital Adequacy Ratio		(D	)/(E)	230.2%	252.2%	230.2%